Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(expressed in thousands of Canadian dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.  The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the President and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders.  The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters.  The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

PricewaterhouseCoopers LLP, our auditors, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

“R.A. Quartermain”	“Tom S.Q. Yip”
Robert A. Quartermain	Tom S.Q. Yip
President	Chief Financial Officer

March 10, 2009

Independent Auditors’ Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Silver Standard Resources Inc. (the “Company”) as at December 31, 2008 and 2007 and an audit of its 2006 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of  Silver Standard Resources Inc. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings /(loss), comprehensive loss, deficit and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 10, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the financial statements.  Our report to the shareholders dated March 10, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 10, 2009

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2008 and 2007

(expressed in thousands of Canadian dollars)

	Note	2008	2007
		$	$
Assets			(Restated)

Current assets
Cash and cash equivalents		88,187	80,629
Silver bullion	4	-	15,787
Marketable securities	5a	13,376	33,209
Accounts receivable		3,394	2,903
Prepaid expenses and deposits		1,355	453
		106,312	132,981

Restricted cash	10	2,196	1,809
Other investments	6	26,700	45,102
Convertible debenture	5c	7,315	-
Valued added tax recoverable	7	37,145	9,527
Mineral property costs and property, plant, and equipment	8	515,790	302,588
Mineral property held-for-sale	8	-	6,837
		695,458	498,844
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable		25,029	9,640
Accrued liabilities		13,318	3,632
Accrued interest on convertible notes	9	2,530	-
Current portion of taxes payable		14,346	-
Current portion of asset retirement obligations	10	287	1,029
Foreign exchange derivatives	5b	-	1,412
		55,510	15,713

Asset retirement obligations	10	3,954	2,827
Taxes payable		4,127	-
Future income tax liability		27,351	25,253
Long-term convertible notes	9	127,415	-
		218,357	43,793

Non-controlling interest		608	608
		218,965	44,401
Shareholders' Equity

Share capital	11a	463,125	459,888
Value assigned to stock options	11b	41,164	31,810
Value assigned to convertible notes	9	36,553	-
Contributed surplus		649	649
Accumulated other comprehensive income		2,772	19,377
Deficit		(67,770)	(57,281)

		476,493	454,443

		695,458	498,844

Commitments (note 17)
Subsequent events (note 19)

Approved on behalf of the Board of Directors

“John R. Brodie”	"Peter W. Tomsett"
John R. Brodie, FCA	Peter W. Tomsett
(Chairman of the Audit Committee)	(Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Comprehensive Loss
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars, except per share amounts)

	Note	2008	2007	2006
		$	$	$
			(Restated)
Exploration and mineral property costs
Property examination and exploration		365	78	267
Mineral property costs written-off		-	-	101
Reclamation and accretion	10	352	782	2,131

		(717)	(860)	(2,499)
Expenses
Salaries and employee benefits		3,323	2,808	2,260
Depreciation		305	318	142
Professional fees		978	658	614
General and administration		5,119	5,054	4,025
Stock-based compensation	11b	10,201	14,999	12,935
Foreign exchange loss		391	3,527	75

		(20,317)	(27,364)	(20,051)
Other income (expenses)
Investment income		3,190	6,757	5,984
Financing fees	9	(3,690)	-	-
Interest expense on convertible debt	9	(2,769)	-	-
Gain on sale of silver bullion	4	23,457	-	-
Gain on sale of marketable securities		2,105	650	(2,667)
Unrealized gain (loss) on financial instruments held-for-trading	5a,b,c	4	(1,801)	-
Write-up (down) of marketable securities	5a	(5,990)	-	52
Write-up (down) of other investments	6	(18,402)	(12,000)	-
Gain on sale of joint venture interest	8ii	-	-	35,390
Gain on sale of mineral property	8xvii	31,526	493	173

		29,431	(5,901)	38,932

Earnings (loss) before income taxes		8,397	(34,125)	16,382

Income taxes:
Current income taxes	8xvii	15,470	-	-
Future income taxes	3e	3,416	1,098	-
		18,886	1,098	-

Earnings (Loss) for the year		(10,489)	(35,223)	16,382

Weighted average shares outstanding (thousands)
Basic		62,694	62,148	58,652
Diluted		62,694	62,148	58,904

Earnings (Loss) per common share
Basic earnings (loss) per share		(0.17)	(0.57)	0.28
Diluted earnings (loss) per share		(0.17)	(0.57)	0.28

Comprehensive income
Earnings (Loss) for the year		(10,489)	(35,223)

Other comprehensive loss
Unrealized loss on marketable securities, net of tax	5a	(14,859)	(5,339)
Reclassification of realized gain on
sale of marketable securities, net of tax	5a	(1,746)	-

Other comprehensive loss for the year		(16,605)	(5,339)

Comprehensive loss for the year		(27,094)	(40,562)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars)

	Note	2008	2007	2006
		$	$	$
			(Restated)
Operating activities
Earnings (Loss) for the year		(10,489)	(35,223)	16,382
Items not affecting cash
Depreciation		305	318	142
Stock-based compensation	11b	10,201	14,999	12,935
Asset retirement obligations		383	647	2,053
Mineral property costs written-off		-	-	101
Gain on sale of marketable securities	5a	(2,105)	(650)	2,667
Gain on sale of silver bullion	4	(23,457)	-	-
Gain on sale of joint venture interest		-	-	(35,390)
Gain on sale of mineral property		(31,526)	(493)	(152)
Unrealized loss (gain) on held-for-trading
financial instruments	5a,b	(4)	1,801	-
Accretion expense on convertible notes	9	1,305	-	-
Interest income on convertible debenture	5c	(384)	-	-
Write-down (up) of marketable securities	5a	5,990	-	(52)
Write-down of other investments	6	18,402	12,000	-
Future income tax expense	3e	3,416	1,098	-
Increase in non-current taxes payable		3,370	-	-
Foreign exchange loss (gain)		27,760	267	(1)
Donation of shares		-	960	230
Increase (decrease) in non-cash working capital items	15	14,836	(255)	(1,415)

Cash generated by (used in) operating activities		18,003	(4,531)	(2,500)

Financing activities
Proceeds from issuance of convertible notes	9	134,936	-	-
Financing costs related to equity portion of
convertible notes financing	9	(1,440)	-	-
Shares and warrants issued for cash		2,319	11,794	214,863
Share issue cash costs		-	-	(11,596)

Cash generated by financing activities		135,815	11,794	203,267

Investing activities
Mineral property costs		(47,395)	(42,749)	(39,379)
Property, plant and equipment		(135,771)	(45,556)	(3,608)
Increase in value added tax recoverable (net)		(27,618)	(8,200)	(1,327)
Net proceeds from sale of mineral property	8	22,480	-	13
Proceeds from sale of silver bullion	4	39,244	-	-
Proceeds from sale of marketable securities	5a	2,800	812	52,410
Reliant, net of cash		-	193	-
Increase in investment in restricted cash		-	-	(1,912)
Purchase of marketable securities		-	(3,648)	(378)
Other investments reclassified		-	(57,102)	-

Cash used in investing activities		(146,260)	(156,250)	5,819

Increase (decrease) in cash and cash equivalents		7,558	(148,987)	206,586

Cash and cash equivalents - Beginning of year		80,629	229,616	23,030

Cash and cash equivalents - End of year		88,187	80,629	229,616

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars)

	Common Shares		Values	Values		Accumulated
			assigned	assigned to		other	Retained	Total
	Number of		to stock	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	options	notes	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$
						(Restated)	(Restated)	(Restated)

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options granted	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings (loss) for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	24,716	5,084	29,800
balance (note 2)
Issued for cash:
Exercise of options	887	11,794	-	-	-	-	-	11,794
Exercise of warrants								-
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options granted	-	-	15,523	-	-	-	-	15,523
Value of options exercised	-	4,511	(4,511)	-	-	-	-	-
Value of warrants exercised								-
Donations	27	960	-	-	-	-	-	960
Other comprehensive loss	-	-	-	-	-	(5,339)	-	(5,339)
Earnings (loss) for the year	-	-	-	-	-	-	(35,223)	(35,223)

Balance, December 31, 2007	62,569	459,888	31,810	-	649	19,377	(57,281)	454,443

Issued for cash:
Exercise of options	186	2,319	-	-	-	-	-	2,319
Value assigned to options granted	-	-	10,272	-	-	-	-	10,272
Value of options exercised	-	918	(918)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	36,553	-	-	-	36,553
Other comprehensive loss	-	-	-	-	-	(16,605)	-	(16,605)
Earnings (loss) for the year	-	-	-	-	-	-	(10,489)	(10,489)

Balance, December 31, 2008	62,755	463,125	41,164	36,553	649	2,772	(67,770)	476,493

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a development stage company that, since 1994, has assembled a portfolio of silver-dominant projects, which are located in seven countries in the Americas and Australia.  We are now focused on advancing our five principal projects to commercial production.  These include the Pirquitas Project, the San Luis Project, the Pitarrilla Project, the Diablillos Project and the Snowfield Project.  In addition to our five principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property.  We will periodically need to obtain additional financing (see note 19 – Subsequent events), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 18.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsidiary	Location	Ownership	Project

Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	55%	San Luis
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Sulphurets
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total current assets, total assets and working capital position, and do not affect previously reported cash flows from investing and financing activities.

Foreign currency translation

Our subsidiaries are considered to be integrated foreign operations whose financial position and results of operations are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the Consolidated Statements of Earnings (Loss) and Comprehensive Loss unless they relate to a specific mineral property in which case they are capitalized.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Financial Instruments

As at December 31, 2008, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, other investments, accounts payable, accrued liabilities, and convertible notes.  The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.

Cash equivalents

Cash equivalents are composed of short-term investments with provinces of Canada, Canada or the United States of America or their respective agencies, with a term of less than 90 days.  Cash and cash equivalents are designated as held-for-trading as at December 31, 2008.

Marketable securities

Marketable securities are reported at their fair market value based on quoted market prices.  Non-derivative based marketable securities are designated as available-for-sale financial instruments, as they were not acquired for purpose of trading.  Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.

Restricted cash

Restricted cash is designated as available-for-sale as it is not acquired for purpose of trading and has short-term maturity.

Convertible debenture receivable

Convertible debenture receivable consists of a note receivable component and a conversion feature component.  The note receivable component is designated as loans and receivable and is recorded at amortized cost.  The conversion feature is a derivative and is recorded at fair value based on the Black-Scholes model, with changes in fair value reflected in earnings.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)
2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Other investments

Other investments consist of note receivables received from restructuring of our asset-backed commercial paper investments.  As no quoted market price is available, these note receivables are reported at their fair value, estimated based on a combination of valuation techniques (see note 6).  Other investments are currently designated as available-for-sale and classified as non-current assets due to uncertainty in development of a secondary market.

Convertible notes

Convertible notes are designated as other liabilities and related transaction costs on the debt component are expensed as incurred.  Interest expense related to development expenditures incurred on Pirquitas is capitalized to construction in progress.

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost.  Costs include the costs of acquiring mineral properties and related exploration and development expenditures, interest expense allocable to the cost of developing mining properties and to construct new facilities and holding costs to maintain a property.  Related foreign exchange amounts are deferred.  These costs are amortized using the units-of-production method against future production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.  Options payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Our management regularly reviews the recoverability of the carrying value of each mineral property.  Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis.  If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)
2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis over the useful life of the asset at rates ranging from 10% to 30% per annum once the asset is put in service. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use.  Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment or the life of mine when it becomes available for use.  Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured.  Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.  We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.  The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

 Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at the fair value using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.  In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.  Any values assigned to stock options that have expired are transferred to contributed surplus.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per common share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  We follow the treasury stock method in the calculation of diluted earnings per share.  Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.  The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

•
In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, we commenced the planning process during the second quarter of 2008.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS.  Current status of the project is as follows:

Resources
•	We have retained the service of a major public accounting firm to provide technical and process management assistance for the project.
•	We will continue to invest in training and resources to ensure a timely and effective conversion.

Process
•	A diagnostic assessment of the key impact areas was completed.
•
A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

•	Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.
•	An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRSs”, has been completed.
•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.
•	Our audit committee is monitoring our progress and is kept informed of issues identified.
•	Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact our financial statements.

3	CHANGES IN ACCOUNTING POLICIES

a)   Financial Instruments - Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date.  Management’s objectives, policies and procedures for managing such risks are   disclosed in note 5(d).  Section 3863 replaces the existing requirements on presentation of financial instruments.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

3	CHANGES IN ACCOUNTING POLICIES (Cont’d)

b)   Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital.  This information is disclosed in note 13.

c)   Going Concern

Effective January 1, 2008, we adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern.  The amendment requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.

d)   Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at December 31, 2008, we have no inventories and this standard has no effect on our financial statements.

    e)  Income Statement Presentation of Tax Loss Carryforward

Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”.  This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007, $1,098,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007 and $3,416,000 of future income tax expense from other comprehensive loss to net loss in the current year.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

4	SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  The sale results in a gain of $23,457,000.  No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

5	FINANCIAL INSTRUMENTS

As at December 31, 2008, the carrying and fair value of financial instruments by category are as follow:

						2008
				Other
	Held for	Loans &	Available	financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	($)	($)	($)	($)	($)	($)
Cash and cash equivalents	88,187	-	-	-	88,187	88,187
Marketable securities (note 5a)	-	-	13,376	-	13,376	13,376
Accounts receivable	-	3,394	-	-	3,394	3,394
Restricted cash (note 10)	-	-	2,196	-	2,196	2,196
Other investments (note 6)	-	-	26,700	-	26,700	26,700
Convertible debenture (note 5c) (1)	61	7,254	-	-	7,315	7,050

	88,248	10,648	42,272	-	141,168	140,903
Financial liabilities
Accounts payable and
and accrued liabilities	-	-	-	38,347	38,347	38,347
Convertible notes (note 9) (2)	-	-	-	129,945	129,945	111,672

	-	-	-	168,292	168,292	150,019

(1) The fair value of convertible debenture is estimated using the discounted cash flow method at market rate on the balance sheet date.

(2) The fair value of convertible notes is estimated using average market quoted price provied by market makers in over-the-counter market on the balance sheet date.

  As at December 31, 2007, the fair value of all financial instruments approximated their carrying value.

(a)  Marketable Securities

Pursuant to adoption of CICA Handbook Sections 3855 and EIC-172, we recorded an unrealized gain of $29,800,000 on marketable securities held by us at January 1, 2007.  Of this amount, $5,084,000 was recorded in opening retained earnings, representing the tax benefit on recognition of previously unrecognized tax loss carryfowards.  The remaining balance of $24,716,000 was adjusted to opening balance of accumulated other comprehensive income.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

At December 31, 2008 and 2007, we held shares and share purchase warrants as follows:

	December 31, 2008			December 31, 2007
			Accumulated			Accumulated
			Unrealized			Unrealized
	Fair Value	Cost	Gains (losses)	Fair Value	Cost	Gains (losses)
Available-For-Sale Shares	($)	($)	($)	($)	($)	($)
Esperanza Silver Corporation	3,876	4,823	(947)	10,012	4,823	5,189
Aurcana Corporation	1,800	1,800	-	-	-	-
Minco Silver Corporation	4,996	2,270	2,726	13,694	2,966	10,728
Silvermex Resources Ltd.	350	300	50	3,250	300	2,950
Canplats Resources Corporation	915	50	865	1,760	50	1,710
Geologix Explorations Inc.	230	230	-	2,220	900	1,320
Other investments	1,209	560	649	2,246	780	1,466
	13,376	10,033	3,343	33,182	9,819	23,363
Held-For-Trading Warrants
Esperanza Silver Corporation	-	416	(416)	27	416	(389)

Total Marketable Securities	13,376	10,449	2,927	33,209	10,235	22,974

For the year ended December 31, 2008, we recognized an unrealized loss of $20,021,000 (2007 - $6,437,000) on marketable securities designated as available-for-sale which was recorded in other comprehensive loss.  This unrealized loss resulted in future income tax expense of $3,416,000 (2007 - $1,098,000), representing the reversal of the tax benefit arising on recognition of previously unrecognized loss carryforwards, with a corresponding impact on other comprehensive loss.  During the year, we also recorded a write-down of $5,990,000 for marketable securities with decline in fair values that were assessed as other-than-temporary.

Unrealized loss on marketable securities designated as held-for-trading was $27,000 (2007 - $389,000) during the year.

In July 2008, as part of considerations received for sale of the Shafter Silver Project (See note 8(xvii)), we received 15 million common shares of Aurcana Corporation (“Aurcana”).  As at the date of the transaction, the Aurcana common shares had a fair value of $6,900,000.

(b)  Foreign exchange derivatives

At December 31, 2007, we held various USD foreign exchange option agreements with a negative fair value of $1,412,000.  All of these foreign exchange contracts have been closed during the first quarter of 2008 and we have no outstanding foreign exchange option agreements at December 31, 2008.

(c)  Convertible debenture receivable
As part of considerations received for sale of the Shafter Silver Project (See note 8(xvii)), we received a $10 million convertible debenture (“Debenture”) from Aurcana Corporation (“Aurcana”).  The Debenture has a three-year term, a coupon rate of 3% and is convertible into 6,600,000 Aurcana common shares at $1.515 per share.  The Debenture is fully secured by general assets of Aurcana.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

The note receivable component of the Debenture is designated as loans and receivable.  At initial recognition, the fair value of the note receivable component was estimated at $6,868,000 using the discounted cash flow model method at market rate.  The note receivable component is accreted over an expected life of 3 years using the effective interest method.  As at December 31, 2008, the book value of the note receivable component of the Debenture was $7,254,000.  Interest and accretion income of $526,000 was recorded to earnings in relation to the Debenture.

The conversion feature of the Aurcana Debenture is considered a derivative.  The fair value of conversion feature was estimated, at initial recognition, to be $1,442,000 and is re-valued at each period end based on the Black-Scholes valuation model.  As at December 31, 2008, the fair value of the conversion feature was $61,000.  As a result, an unrealized loss of $1,381,000 on financial instruments held-for-trading was recorded to net earnings during the period.

(d)	Financial Risk Management

Our activities expose us to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the US dollar, as the majority of our debt and capital expenses are denominated in US dollars. Our exposure of US dollar on financial instruments is as follows:

	December 31	December 31
	2008	2007
	US$	US$

Cash and cash equivalents	53,659	10,769
Restricted cash	1,637	1,637
Accounts payable and accrued liabilities	(8,387)	(3,028)
Convertible notes (Face value of US$138million)	(106,129)	-

	(59,220)	9,378

As at December 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would decrease (increase) our net earnings by $59,000.
As at December 31, 2008, our exposure to Argentine Peso was ARS$1,800,000, which includes ARS$103,364,000 in value added tax recoverable, net of ARS$101,563,000 in accounts payable and accrued liabilities.  With other variables unchanged, a ARS$0.01 strengthening (weakening) of Argentine Peso against the Canadian dollar would increase (decrease) our net earnings by $6,000.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents receive interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2008, the weighted average interest rate of our cash equivalents investment was 0.55%.  With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $1,688,000.

Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	the supply of, and demand for, these metals;
•	speculative activities;
•	the availability and costs of metal substitutes;
•	expectations for inflation; and
•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our money market investments, convertible debenture receivable and investment in asset-backed commercial papers.

We manage our credit risk on market money investments by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 90 days; and bank term deposits and bearer deposit notes, with a term of less than 90 days.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents, other receivables, convertible debenture receivable (see note 5c) and other investments (see note 6).  At December 31, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

Liquidity Risk

Liquidity risk represents our ability to fund future operating activities and investments.  We manage liquidity risk by maintaining adequate cash and cash equivalent balances to meet short-term business requirements.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non core assets.  For example, in February 2008, we completed a US$138 million, 4.5% convertible debenture due in 2028.  In July 2008, we closed the sale of our Shafter Silver Project for total considerations of $38.2 million.  Subsequent to year end, we raised $115.9 million (US$92.6 million) through public offering of common shares (see note 19).

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

See “Note 17 – Commitments” for contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2008.

6	OTHER INVESTMENTS

As at December 31, 2008, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,102,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,000,000 was recorded in 2007.

On December 24, 2008, the Committee confirmed that an agreement has been reached with all key stakeholders, including the involvement of provincial and federal governments.  In January 2009, the Committee successfully obtained the final court approval to complete the restructuring.  On January 28, 2009, we received the restructured notes with a face value of $57,142,000 and first interest payment of $2,031,000.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

6	OTHER INVESTMENTS (Cont’d)

The restructured notes are allocated as follow:
o	$37,004,000 in Class A-1 Notes
▪	Senior notes, with the other series of notes subordinated to them
▪	Expected to have an A rating with maturities ranging from 6 to 8 years
▪	Expected to have a coupon rate of Bankers’ Acceptances (BA) Rate less 0.5%.
o	$13,089,000 in Class A-2 Notes
▪	Senior to the Class B Notes
▪	Expected to have an A rating with a maturity of 8 years
▪	Expected to have a coupon rate of BA Rate less 0.5%.
o	$2,376,000 in Class B Notes
▪	Senior to the Class C Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate of BA Rate less 0.5%.
o	$1,623,000 in Class C Notes
▪	Senior to the Ineligible Assets (IA) Tracking Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate of BA plus 20.0%.
o	$3,050,000 in IA Tracking Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate equivalent to the net rate of return generated by the specific underlying assets

As no secondary market has been developed for these restructured notes as at December 31, 2008, we estimated the fair value of our restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee.  Based on our best estimate, the fair value of our restructured notes at December 31, 2008 was $26,700,000, resulting in an impairment of $18,402,000 recorded in 2008.  There is currently no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods. In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to us.

7       VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (VAT) paid in Argentina and related to the Pirquitas property as a recoverable asset.  Argentinean law states that VAT paid is recoverable once the company reaches the production stage.  In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property.  The amount recoverable at December 31, 2008 is estimated to be $37,145,000 (2007 - $9,527,000).

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

7       VALUE ADDED TAX RECOVERABLE (Cont’d)

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to mineral exploration.  If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

8       MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008			December 31, 2007
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	199,453	-	199,453	158,802	-	158,802
Development property costs	95,671	-	95,671	85,879		85,879
Construction in progress	196,686	-	196,686	33,625	-	33,625
Mining equipment and machinery	22,935	(1,064)	21,871	22,870	(413)	22,457
Other	3,465	(1,356)	2,109	2,743	(918)	1,825
	518,210	(2,420)	515,790	303,919	(1,331)	302,588

During the year, the Company recorded $1,089,000 (2007 – $779,000; 2006 - $126,000) of depreciation on property, plant, and equipment, of which $305,000 (2007 – $318,000; 2006 - $142,000) was charged to the Consolidated Statements of Earnings (Loss) and Comprehensive Loss and $784,000 (2007 - $461,000; 2006 - ($16,000)) deferred as mineral property costs.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

     At December 31, mineral property costs are as follows:

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	December 31	December 31
	costs	costs	effects	2008	2007
	$	$	$	$	$

Exploration Projects

Argentina
Diablillos	5,530	12,599	-	18,129	12,085
Other	23	208	-	231	205
Australia
Bowdens	10,900	8,845	3,319	23,064	22,851
Other	2	247	-	249	246
Canada
Silvertip	1,818	315	-	2,133	2,089
Snowfield	125	9,328	-	9,453	4,489
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	71	-	1,305	1,301
Chile
Challacollo	2,953	5,233	419	8,605	8,357
Other	50	274	-	324	282
Mexico
Pitarrilla	13,447	54,467	1,878	69,792	51,128
San Marcial	1,250	789	50	2,089	2,019
Veta Colorada	4,517	967	257	5,741	4,911
Other	1,011	1,762	-	2,773	2,464
Peru
Berenguela	12,936	3,356	6,993	23,285	21,947
San Luis	434	17,177	699	18,310	11,453
Other	25	173	-	198	-
United States
Candelaria	2,981	3,684	404	7,069	6,634
Maverick Springs	692	2,307	56	3,055	2,693
	62,321	123,057	14,075	199,453	158,802
Development Project

Argentina
Pirquitas	56,308	26,087	13,276	95,671	85,879

	118,629	149,144	27,351	295,124	244,681

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

i)	Diablillos, Argentina

We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

ii)	Manantial Espejo, Argentina

We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a gain of $35,390,000.

iii)	Pirquitas, Argentina

We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina.  In October 2006, a production decision was made on this property.  We incurred $166,288,000 on the property during the year, which includes $7,750,000 in exploration activities and $158,538,000 in mine construction and mining equipment.

iv)	Bowdens, Australia

We own a 100% interest in the Bowdens project in New South Wales, Australia.  There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to US$5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

v)	Silvertip, Canada

We own a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

vi)	Snowfield, Canada

We own a 100% interest in the Snowfield project located in British Columbia, Canada.  The project is contiguous with the silver-gold Sulphurets project.  In 2008, we received $384,000 of the previously accrued British Columbia Mining Exploration Tax Credit (“BCMETC”).  An additional $1,080,000 of BCMETC was accrued and offset against exploration expenditures incurred during the year.

vii)	Sulphurets, Canada

We own a 100% interest in the Sulphurets project located in British Columbia, Canada. There is a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already contained in the property.

viii)	Sunrise Lake, Canada

We own a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories.  The property is subject to a 5% net profits royalty interest.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

ix)	Challacollo, Chile

We own 100% of the Challacollo silver project in northern Chile, which is subject to (i) a 2% production royalty capped at US$850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid.  The 3% production royalty can be acquired at any time for a total of US$1,500,000.

x)	Pitarrilla, Mexico

We own a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

xi)	San Marcial, Mexico

We own a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

xii)	Veta Colorada, Mexico

In November 2005, we announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico.  Under the agreements, we will pay the vendors a total of US$3,500,000, subject to a due diligence review.  To December 31, 2005, we paid US$170,000 in non-refundable payments to the vendors and in 2006 we completed the acquisition with a cash payment of $3,300,000 plus US$495,000 of IVA, which is refundable.  The property is subject to a 1% net smelter returns royalty.

xiii)	Berenguela, Peru

In early 2006, we completed the acquisition of a 100% interest in the Berenguela property located in the province of Lampa in southern Peru.  The consideration paid was US$2,000,000 in cash (of which US$600,000 was paid in 2005), 530,504 of our common shares with a fair value of $9,814,000 (US$8,000,000) and the grant of a 2% net smelter returns royalty on copper produced from the property to a maximum of US$3,000,000.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

xiv)	San Luis, Peru

In August 2005, we acquired the San Luis property concessions located in the Ancash region of central Peru jointly with Esperanza Silver Corporation ("Esperanza"), with each party obtaining a 50% interest therein.   In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis property.  The property was held by a wholly-owned subsidiary of Esperanza, Reliant Ventures S.A.C. ("Reliant"). Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, in January 2007, we and Esperanza completed the next US$1,500,000 of exploration expenditures in proportion to our respective interests. In March 2007, we elected to increase our interest to 70% by funding all costs to complete a feasibility study and we assumed operatorship of the joint venture.  Our interest can be further increased to 80% by paying all costs to place the property into commercial production.

In April 2007, we commenced recording Reliant on a consolidated basis after the non-San Luis assets in Reliant were transferred to Esperanza.  The following table summarizes the consolidated net assets related to Reliant and the San Luis project at that date:

$(000)
Cash	193
Receivables and other current assets	31
Mineral property interest	4,648
Current liabilities	(364)
Non-controlling interest	(608)
3,900

xv)	Candelaria, U.S.A.

We own a 100% interest in the Candelaria silver property in Nevada and have lodged environmental bonding in the amount of US$1,637,000 (note 10) relating to this property.

xvi)	Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. ("Vista") in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A.  We and Vista have entered into a joint venture agreement governing their respective rights and obligations in respect of the property.  Subsequent to October 7, 2006, Newmont Mining Corporation ("Newmont") had a one time back-in right to acquire a 51% interest in the property.  Newmont’s back-in right expired unexercised in 2007.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8       MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

xvii)	Shafter, U.S.A.

We owned a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A.

On July 17, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  Under the terms of the agreement, Aurcana paid us total consideration of $38,210,000 consisting of $23,000,000 in cash, 15 million Aurcana common shares with a fair value of $6,900,000 and a $10,000,000 convertible debenture with a fair value of $8,310,000 (see note 5(c)).  After deducting transaction costs of $520,000, sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,526,000 (after-tax gain of $18,156,000).

9       CONVERTIBLE NOTES

In February 2008, we sold US$138,000,000 ($134,936,000) in senior convertible notes (“Notes”) for net proceeds of $129,806,000 after payment of commissions and expenses related to the offering.  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a.	during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Notes,
b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,
c.	the Notes are called for redemption,
d.	upon the occurrence of specified corporate transactions, or
e.	during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate.  The Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Notes converted, representing an initial conversion price of approximately US$43.33 per common share.

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  All principal and interest payments will be denominated in US Dollars.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

9       CONVERTIBLE NOTE (Cont’d)

The face value of the Notes has been allocated as follows for accounting purposes:

Allocation of gross proceeds	USD$	CAD$

Gross proceeds	138,000	134,936
Fair value of debt component	(99,144)	(96,943)
Fair value of equity component	38,856	37,993

Convertible notes	USD$	CAD$

Opening balance	99,144	96,943
Accretion expense	4,902	5,344
Interest accrued	5,240	5,698
Interest paid	(3,157)	(3,323)
Foreign exchange loss on revaluation	-	25,283
Ending balance	106,129	129,945

Accrued interest on convertible notes	2,083	2,530
Long-term convertible notes	104,046	127,415
Total convertible notes	106,129	129,945

The fair value of the debt portion of the Notes at initial recognition was estimated using a discounted cash flow model method.  The fair value of the equity component was estimated using the residual value method.  The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method.  Total financing fees associated with the transaction were $5,130,000, of which $3,690,000 was charged to net income for the period and $1,440,000 was charged to equity.

During 2008, accretion expense and interest expense related to the convertible notes were $5,344,000 and $5,698,000 respectively; $4,039,000 of accretion expense and $4,234,000 of interest expense were capitalized to construction in progress during the period resulting in $1,305,000 of accretion and $1,464,000 of interest expensed in the period.

Foreign exchange loss related to the convertible notes was $25,283,000 due to the strengthening of the U.S. Dollar against the Canadian Dollar during the year.

10	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2008, we expensed $352,000 (2007 - $782,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2008, $4,241,000 (2007 - $3,856,000) was recorded by us as a provision for future asset retirement obligation expenses for our various mineral properties, of which $287,000 (2007 - $1,029,000) is considered current.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10	ASSET RETIREMENT OBLIGATIONS (Cont’d)

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada, Veta Colorada property located in Mexico, San Luis in Peru and Pirquitas property located in Argentina.

A reconciliation of the provision for asset retirement obligations is as follows:

	2008	2007
	$	$

Balance, beginning of year	3,856	3,409

Liabilities settled during the year	(595)	(489)
Accretion expense	158	267
Revisions and new estimated cash flows	822	669

Balance, end of year	4,241	3,856

Balance sheet presentation
Current portion	287	1,029
Long-term portion	3,954	2,827

Balance, end of year	4,241	3,856

The provision for asset retirement obligations is based on the following key assumptions:

•	Present value of total asset retirement obligations is $4,241,000 (2007 - $3,856,000), reflecting payments for approximately the next 10 years
•	Total undiscounted value of these payments is $8,819,000 (2007 - $5,344,000)
•	Present value determined using a credit adjusted risk-free rate of 8% - 12%

At December 31, 2008, we have lodged $2,196,000 (2007 - $1,809,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $191,000 (2007 - $191,000) is in the form of cash deposits and $2,005,000 (2007 - $1,618,000) as security for a US$1,637,000 bond for the Candelaria property.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At December 31, 2008, we had unlimited authorized common shares and 62,755,547 common shares issued and outstanding (2007 – 62,569,447).

Subsequent to year end, we closed a public offering of 5,450,000 common shares for aggregate gross proceeds of $115,924,000 (see note 19).

(b)	Stock Options

We have a comprehensive stock option plan for our employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the company.  Currently, the vesting periods range up to three years.  New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

		2008		2007		2006

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at January 1	4,419,350	27.77	4,455,950	22.68	2,613,200	12.85
Granted	810,000	15.47	985,000	37.54	2,551,500	29.30
Exercised	(186,100)	12.46	(886,600)	13.30	(668,750)	9.79
Expired / Forfeited	(27,000)	24.31	(135,000)	26.16	(40,000)	17.67

Options outstanding at December 31	5,016,250	26.37	4,419,350	27.77	4,455,950	22.68

Options exercisable at December 31	2,962,250	29.03	2,310,350	26.04	2,253,200	24.48

As of December 31, 2008, incentive stock options represent 8.0% (2007 – 7.1%) of issued and outstanding common capital.  The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2008 was $3,155,000 (2007 - $23,132,000).

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY (Cont’d)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)

10.50 – 18.73	1,599,750	969,750	Oct 2009 – Dec 2018	1.7
21.30 – 29.02	1,081,500	165,000	Jul 2011 – Aug 2013	3.8
32.08 – 40.62	2,335,000	1,827,500	Dec 2011 – Mar 2013	3.2

26.37	5,016,250	2,962,250		3.7

During the year ended December 31, 2008, 810,000 (2007 – 985,000) options were granted to employees, directors and consultants at a weighted average strike price of $15.47 (2007 - $37.54) and average fair value of $8.59 (2007 - $11.61) per option based on the Black-Scholes option pricing model.  We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options.  At December 31, 2008, the non-vested stock option expense not yet recognized was $9,372,000 (2007 - $13,412,000) and this expense is expected to be recognized over the next 3 years.

The allocation of fair value of options was as follow:

	2008	2007	2006
	$	$	$
Consolidated Balance Sheets
Mineral property costs	70	524	751

Consolidated Statements of Earnings (Loss),
and Comprehensive Loss
Stock based compensation - Employee salaries and benefits	8,081	12,195	9,954
Stock based compensation - General and administration	2,120	2,804	2,981

	10,201	14,999	12,935

Total stock based compensation	10,271	15,523	13,686

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)
11     SHAREHOLDERS’ EQUITY (Cont’d)

The fair value of stock options for all options issued, re-priced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2008	2007	2006

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.1	4.2	4.0
Expected life (years)	5.8	3.0	3.3
Expected volatility (%)	56	42	47

Option pricing models require the input of highly subjective assumptions.  The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants.  Volatility was estimated based upon historical price observations over the expected term.  Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

(c)	Convertible Senior Notes due 2028

In February 2008, we sold US$138 million in senior convertible notes (“Notes”).  The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of US$43.33 per common share upon specified events.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  The convertible notes mature on March 1, 2028.

(d) Deferred Share Units

Effective June 2008, we established a Deferred share unit (DSU) plan for non-executive Directors.  DSUs are issued at the market value of our common shares at the date of grant, in addition, directors may elect to receive a portion of their annual compensation in the form of DSUs which are issued at the market value of our common shares on a quarterly basis.  The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.  For the year ended December 31, 2008, a total of 23,000 DSUs were granted with fair value of $525,000.  As a result of the decline in our share price during the year, a reversal of $78,000 in fair value was recorded to general and administration expense.  As at December 31, 2008, 23,000 DSUs were outstanding with a fair value of $447,000 recorded in accrued liabilities.  No DSUs were exercised in 2008.

(e)	Diluted Earnings (Loss) Per Share

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

12	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, we recorded administrative, technical services and expense reimbursements of $1,333,000 (2007 - $426,000; 2006 - $363,000) from companies related by common directors or officers.  At December 31, 2008, accounts receivable include $52,000 (2007 - $111,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

13       CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets.  We expect our current capital resources will be sufficient to carry our exploration and development plans and operations through the current operating period.

14	INCOME TAXES

i) The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2008	2007	2006

Statutory tax rate	31.0%	34.1%	34.1%

	$	$	$
Earnings (loss) for the year before taxes	8,397	(34,125)	16,382

Provision for income taxes based on statutory rates	2,603	(11,643)	5,590
Differences in foreign tax rates	2,593	14	(10)
Tax benefits not recognized and other	13,690	12,727	(5,580)

	18,886	1,098	-

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

14      INCOME TAXES (Cont’d)

ii)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2008 $	2007 $

Future tax assets
Property, plant and equipment and resource properties	108,775	42,529
Capital and non-capital loss carry-forwards	27,681	22,159
Foreign resource pools	16,445	11,828
Share issuance costs	2,273	2,204
Marketable securities	1,121	-
Other investments	3,952	1,620
Other	-	2,193
Total future tax assets	160,247	82,533

Future tax liabilities
Resource properties	(155,640)	(79,655)
Marketable securities	-	(2,594)
Other	(2,531)	-
Total future tax liabilities	(158,171)	(82,249)

Valuation allowance for future tax assets (i)	(29,427)	(25,537)

Future income tax liability	(27,351)	(25,253)

(i)
Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset.  We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008.

iii)	At December 31, the company has the following estimated operating losses:

	2008 $	2007 $

Argentina	14,900	9,800
Australia	9,600	9,500
Canada	11,200	10,200
Chile	115	110
Mexico	48,600	32,400
Peru	1,300	400
U.S.A.	7,700	8,800

The operating losses expire between 2009 to 2028, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

15	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2008, 2007 and 2006, we conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

Non-cash working capital activities were:
	2008	2007	2006
	$	$	$
Accounts receivable	(490)	874	(2,590)
Prepaid expenses and deposits	(902)	177	(134)
Accounts payable and current portion of ARO	369	(1,270)	882
Accrued liabilities	1,229	(36)	427
Accrued interest on convertible debt	2,530	-	-
Current portion of taxes payable	12,100	-	-

	14,836	(255)	(1,415)

Non-cash investing activities were:
	2008	2007	2006
	$	$	$

Non-cash investing activities
Shares acquired for sale of mineral property	-	900	250
Shares issued for mineral properties	-	(358)	(9,814)

During the year ended December 31, 2008, we paid a total of $3,323,000 (2007 - $nil; 2006 - $nil) in interest expense.  No income tax was paid in 2008, 2007 or 2006.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

16	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 8.  Substantially all of our earnings or losses for the years ended December 31, 2008, 2007 and 2006 were incurred in Canada.  Segmented assets by geographic location are as follows:
						December 31, 2008
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	332,588	23,312	17,795	8,930	80,702	42,340	10,123	515,790

Total assets	371,397	23,427	153,528	8,932	83,733	44,267	10,174	695,458

						December 31, 2007
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	154,254	23,097	12,867	8,639	60,661	33,744	9,326	302,588

Total assets	170,565	23,240	181,707	8,763	64,157	34,208	16,204	498,844

17	COMMITMENTS

As at December 31, 2008, we have committed to payments under contractual obligations as follows:
	Less than 1 year	1-3 years	4-5 years	5+ years	Total
	$	$	$		$

Lease obligations	301	606	412	-	1,319
Asset retirement obligations	287	1,648	1,204	2,629	5,768
Long-term convertible notes*	7,605	15,210	180,402	-	203,217
	8,193	17,464	182,018	2,629	210,304

 * Convertible notes are due in 2028 but expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

		2008			2007

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets	106,312	-	106,312	132,981	-	132,981
Other investments	26,700	-	26,700	45,102	-	45,102
Convertible debenture	7,315	-	7,315	-	-	-
Value added tax recoverable	37,145	-	37,145	9,527	-	9,527
Mineral property costs (a)i)	295,124	(276,028)	19,096	251,518	(240,786)	10,732
Other property, plant and equipment (a)vi)	220,666	(3,445)	217,221	57,907	-	57,907
Other assets	2,196	-	2,196	1,809	-	1,809

	695,458	(279,473)	415,985	498,844	(240,786)	258,058

Liabilities
Current liabilities	55,510	-	55,510	15,713	-	15,713
Long-term convertibles note (a)vi)	127,415	36,034	163,449	-	-	-
Other liabilities (a)i)	35,432	(27,351)	8,081	28,080	(25,253)	2,827

	218,357	8,683	227,040	43,793	(25,253)	18,540

Non-controlling interest	608	-	608	608	-	608

Shareholders’ Equity
Share capital (a)iii)	463,125	(1,198)	461,927	459,888	(1,198)	458,690
Value assigned to:
Long-term convertible notes (a)vi)	36,553	(36,553)	-	-	-	-
Stock options (a)v)	41,164	(5,459)	35,705	31,810	(5,459)	26,351
Contributed surplus	649	-	649	649	-	649
Accumulated other comprehensive income (a)ii)	2,772	570	3,342	19,377	3,986	23,363
Deficit (a)i), (a)ii), (a)iii), (a)vi)	(67,770)	(245,516)	(313,286)	(57,281)	(212,862)	(270,143)

	476,493	(288,156)	188,337	454,443	(215,533)	238,910

	695,458	(279,473)	415,985	498,844	(240,786)	258,058

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss:

	2008	2007	2006
	$	$	$

Earnings (loss) in accordance with Canadian GAAP	(10,489)	(35,223)	16,382
Mineral property costs for the year (a)i)	(40,106)	(38,420)	(45,671)
Gain on sale of mineral property (a)i)	6,962	-	-
Gain on sale of joint venture (a)i)	-	-	18,143
Mineral costs written-off during the year (a)i)	-	-	101
Accretion expense on convertible notes (a)vi)	1,126	-	-
Foreign exchange gain (loss) on convertible notes (a)vi)	(7,742)	-	-
Financing costs (a)vi)	3,690	-	-
Future income tax expense on marketable securities (a)ii)	3,416	1,098	-

Loss in accordance with U.S. GAAP	(43,143)	(72,545)	(11,045)

Other comprehensive income (loss)
in accordance with Canadian GAAP	(16,605)	(5,339)	-
Unrealized gain (loss) on available-for-sale securities (a)ii)	-	-	17,083
Reclassification adjustment for realized (gain) loss on available-for-sale securities	-	-	2,615
Future income tax expense on marketable securities (a)ii)	(3,416)	(1,098)	-

Other comprehensive income (loss)
in accordance with U.S. GAAP	(20,021)	(6,437)	19,698

Total comprehensive income (loss)
in accordance with U.S. GAAP	(63,164)	(78,982)	8,653

Basic weighted-average common shares (000’s)	62,694	62,148	58,652
Diluted weighted-average common shares (000’s)	62,694	62,148	58,652

Basic and diluted earnings (loss) per share	(0.69)	(1.17)	(0.19)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	2008	2007	2006
	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	18,003	(4,531)	(2,500)
Mineral property costs (a)i)	(39,645)	(36,482)	(35,980)
Financing cost (a)vi)	3,690	-	-

Pursuant to U.S. GAAP	(17,952)	(41,013)	(38,480)

Cash flows from financing activities
Pursuant to Canadian GAAP	135,815	11,794	203,267
Financing cost (a)vi)	(3,690)	-	-

Pursuant to U.S. GAAP	132,125	11,794	203,267

Cash flows from investing activities
Pursuant to Canadian GAAP	(146,260)	(156,250)	5,819
Mineral property costs (a)i)	39,645	36,482	35,980

Pursuant to U.S. GAAP	(106,615)	(119,768)	41,799

a)
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (SEC) (collectively U.S. GAAP). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred.  SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.  For U.S. GAAP purposes, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, excluding periodic option payments meeting the definition of a mineral right, for which commercially mineable reserves do not exist.  Future income taxes related to mineral property costs are reversed accordingly.  When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized.  Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets", are viewed as a tangible asset and capitalized.  Capitalized option payments are amortized over the option period as defined in the related option agreement.  Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

On July 17, 2008, we closed the sale of the Shafter Silver Project (see note 8(xvii)).  For Canadian GAAP, the sale resulted in a gain of $31,526,000 after deducting carrying value of disposed assets and liabilities and transaction costs.  For U.S. GAAP, the gain on sale of mineral property was increased by $6,962,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs are characterized as operating activities.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

ii)
Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary.

Under Canadian GAAP, prior to January 1, 2007, marketable securities were valued at the lower of cost and market with any write-down recorded as a charge to earnings.  Effective January 1, 2007, upon adoption of new CICA Handbook Section 3855, marketable securities have been designated as available-for-sale financial assets and are recorded at fair value consistent with U.S. GAAP.  We recognized an adjustment of $29,800,000 to the opening balance of accumulated other comprehensive income, representing the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007 under Canadian GAAP.  No similar adjustment would be recognized under U.S. GAAP in 2007.  Consequently, GAAP differences related to available-for-sale securities have been eliminated effective January 1, 2007.

Under Canadian GAAP, as described in Note 3(e), effective September 30, 2008, the Company adopted the provisions of EIC-172 which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income. For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $5,084,000.  Other comprehensive loss would increase and income tax expense would decrease by $3,416,000 (2007 - $1,098,000) during the year.

iii)
Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iv)
Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

v)
For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.  We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method.  Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 to December 31, 2008 between Canadian and U.S. GAAP.

vi)
Under U.S. GAAP, a value is assigned to the conversion feature on the convertible debt only if the effective conversion rate is less than the market price of the common stock at the date of issuance.  No value would be assigned under U.S. GAAP to the conversion feature.  Accordingly, accretion expense would decrease by $1,126,000, capitalized interest would decrease by $3,445,000, foreign exchange loss would increase by $7,742,000 and financing fees charged to net income would decrease by $3,690,000. In addition, under U.S. GAAP, related financing costs are classified as financing activities.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)	Accounts receivable
	2008 $	2007 $

Value added tax	295	402
Other receivables	3,099	2,501
	3,394	2,903

ii)	Development stage enterprise

We meet the definition of a development stage enterprise under SFAS No. 7, Accounting and Reporting by Development Stage Enterprises.  The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:

Period from October 1, 1993 (inception) to December 31, 2008 $

Mineral property exploration and reclamation	303,564
General and administration, salaries, professional fees	92,212
Other income	(81,514)

Net loss for the period from October 1, 1993 to December 31, 2008, being the deficit accumulated during the development stage	314,262
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December, 2008	313,286

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

        Consolidated cash flows:
Period from October 1, 1993 (inception) to December 31, 2008 $
Operating activities	(208,076)
Investing activities	(205,479)
Financing activities	500,611

Increase in cash and cash and cash equivalents	87,056
Cash and cash equivalents – October 1, 1993	1,131
Cash and cash equivalents – December 31, 2008	88,187

iii)	Additional shareholders’ equity disclosure required under FAS No. 7.

		Common Shares		Sub-	Values	Values		Comprehensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	Surplus		(deficit)	equity
	$		$	$	$	$	$	$	$	$
Balance October 1, 1993		3,409,791	2,272	-	-	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	-	-	2,108
Non-cash
- Mineral properties	0.72	25,000	18	-	-	-	-	-	-	18
- Allotted but not issued		-	-	-	-	-	-	-	-	0
- Assigned values to options issued		-	312	-	-	-	-	-	-	312
Gain (loss) for year		-	-	-	-	-	2,102	-	155	2,257
Balance September 30, 1994		6,244,791	4,710	-	-	-	2,102	-	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	-	-	306
- Assigned values to options issued			18	-	-	-	-	-	-	18
Gain (loss) for year				-	-	-	(1,046)	-	(2,459)	(3,505)
Balance September 30, 1995		8,904,791	7,686	-	-	-	1,056	-	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	-	-	8,000
Non-cash
- Mineral properties	5.20	85,000	443	-	-	-	-	-	-	443
- Finder's fees		-	(554)	-	-	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	-	-	17
Gain (loss) for year		-	-	-	-	-	(58)	-	(8,874)	(8,932)
Balance December 31, 1996		13,539,791	26,482	-	-	-	998	-	(10,202)	17,278

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares
	Issue Price	Number of shares	Amount	Sub- scriptions receivable	Values assigned to options	Values assigned to warrants	Contributed Surplus	Comprehensive income (loss)	Retained earnings (deficit)	Total shareholders’ equity
	$		$	$	$	$	$	$	$	$
Issued for cash
- Private placement	5.00	680,000	3,400	-	-	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	-	-	1,541
- Finder's fees	5.00	20,000	100	-	-	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	-	(537)	-	(18,557)	(19,094)
Balance December 31, 1997		15,320,797	35,362	-	-	-	461	-	(28,759)	7,064
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-
- Exercise of options	5.70	10,000	57	-	-	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	-	(454)	-	(6,386)	(6,840)
Balance December 31, 1998		16,045,797	39,080	-	-	-	7	-	(35,145)	3,942
Issued for cash
- Private placement	1.40	1,388,144	1,944	-	-	-	-	-	-	1,944
- Exercise of options	1.75	100,700	176	-	-	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	110	-	-	-	-	-	-	110
- On business combination	1.75	2,285,451	3,999	-	-	-	-	-	-	3,999
- Share issue costs		-	(116)	-	-	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	-	8	-	(8,672)	(8,664)
Balance December 31, 1999		20,438,047	46,289	-	-	-	15	-	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	-	-	61
- Finder's fees	1.50	86,666	130	-	-	-	-	-	-	130
- Fractional shares repurchased		(48)	-	-	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	-	(13)	-	(5,777)	(5,790)
Balance December 31, 2000		24,266,458	52,247	-	-	-	2	-	(49,594)	2,655
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	-	-	2,882
- Finder's fees	2.35	59,270	139	-	-	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	-	326	-	-	-	326
- Share issue costs		-	(165)	-	-	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	-	-	(15,317)	(15,317)
Balance December 31, 2001		30,913,953	66,277	-	-	326	2	-	(64,911)	1,694

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares
	Issue Price	Number of shares	Amount	Sub- scriptions Amount	Values assigned to options	Values assigned to warrants	Contributed Surplus	Comprehensive income (loss)	Retained earnings (deficit)	Total shareholders’ equity
	$		$	$	$	$	$	$	$	$
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	-	-	1,258
- Finder's fees	4.01	80,640	323	-	-	-	-	-	-	323
- On conversion of conv. Debenture	5.80	360,636	2,092	-	-	-	-	-	-	2,092
- For mineral properties payables	5.49	596,917	3,280	-	-	-	-	-	-	3,280
- Assigned values to options issued		-	-	-	161	-	-	-	-	161
- Assigned value of exercised op/wts		-	339	-	(13)	(326)	-	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	-	1,045	-	(19,282)	(18,237)
Balance December 31, 2002		39,190,887	99,679	-	148	-	1,047	-	(84,193)	16,681
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-
- Exercise of options	3.99	536,372	2,140	-	-	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	-	-	11,089
- Subscriptions receive on warrants		-	-	455	-	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	-	-	75
- Assigned values to options issued		-	-	-	187	-	-	-	-	187
- Assigned value of exercised options		-	165	-	-165	-	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	-	7,226	-	(14,099)	(6,873)
Balance December 31, 2003		42,604,832	113,706	455	170	-	8,273	-	(98,292)	24,312
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	-	6,819	-	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	-	192	-	-	-	585
- Assigned values to options issued		-	-	-	53	-	-	-	-	53
- Assigned value of exercised options		-	154	-	(86)	-	-	-	-	68
- shares issued on warrant subscriptions	4.90	92,900	455	(455)	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp.		-	-	-	-	-	-	(5,480)	-	(5,480)
Balance – December 31, 2004		51,576,802	216,875	-	137	7,011	-	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	-	-	45
- Assigned values to options issued		-	-	-	4,194	-	-	-	-	4,194
- Assigned value of exercised options		-	12	-	(12)	-	-	-	-	-
- Assigned value of exercised warrants		-	46	-	-	(46)	-	-	-	-
Gain (loss) for year		-	-	-	-	-	-	7,309	(26,581)	(19,272)
Balance – December 31, 2005		51,849,241	218,773	-	4,319	6,965	-	10,102	(186,553)	53,606

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares
	Issue	Number of		Sub- scriptions	Values assigned	Values assigned	Contributed	Comprehensive	Retained earnings	Total
	Price	shares	Amount	receivable	to options	to warrants	Surplus	income (loss)	(deficit)	shareholders’ equity
	$		$	$	$	$	$	$	$	$
Issued for cash
- Public offering	25.37	7,200,000	182,663	-	-	-	-	-	-	182,663
- Exercise of options	9.79	668,750	6,548	-	-	-	-	-	-	6,548
- Exercise of warrants	18.50	1,386,625	25,652	-	-	-	-	-	-	25,652
Non-cash
- Mineral properties	18.50	530,504	9,814	-	-	-	-	-	-	9,814
- Assigned values to options issued		-	-	-	13,686	-	-	-	-	13,686
- Assigned value of exercised options		-	2,583	-	(2,583)	-	-	-	-	-
- Assigned value of exercised warrants		-	6,400	-	-	(6,400)	-	-	-	-
- Donations	20.91	11,000	230	-	-	-	-	-	-	230
- Share issue costs		-	(11,596)	-	-	-	-	-	-	(11,596)
- Options expired/forfeited		-	-	-	(83)	-	83	-	-	-
- Warrants expired		-	-	-	-	(566)	566	-	-	-
Gain (loss) for year		-	-	-	-	-	-	19,698	(11,045)	8,653
Balance – December 31, 2006		61,646,120	441,067		15,339	-	649	29,800	(197,598)	289,257
Issued for cash
- Exercise of options	3.99	886,600	11,794	-	-	-	-	-	-	11,794
Non-cash
- Mineral properties	6.95	9,285	358	-	-	-	-	-	-	358
- Assigned values to options granted		-	-	-	15,523	-	-	-	-	15,523
- Assigned value of exercised options		-	4,511	-	(4,511)	-	-	-	-	-
- Donations		27,442	960	-	-	-	-	-	-	960
Other comprehensive loss for year		-	-	-	-	-	-	(6,437)	-	(6,437)
Gain (loss) for year		-	-	-	-	-	-	-	(72,545)	(72,545)
Balance - December 31, 2007		62,569,447	458,690		26,351	-	649	23,363	(270,143)	238,910
Issued for cash
- Exercise of options	12.46	186,100	2,319	-	-	-	-	-	-	2,319
Non-cash
- Assigned values to options granted		-	-	-	10,272	-	-	-	-	10,272
- Assigned value of exercised options		-	918	-	(918)	-	-	-	-	-
Other comprehensive loss for year		-	-	-	-	-	-	(20,021)	-	(20,021)
Gain (loss) for year		-	-	-	-	-	-	-	(43,143)	(43,143)
Balance - December 31, 2008		62,755,547	461,927	-	35,705	-	649	3,342	(313,286)	188,337

iv)	Rental Expense

The total rent expense charged to the statement of earnings (loss) for the year ending December 31, 2008 was $429,000 (2007 - $320,000; 2006 - $266,000).

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)	Income Tax Uncertainty

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. As a result of the implementation of Interpretation 48, the company did not recognize any further increases in the liability for unrecognized tax benefits other than positions arising in the year ended December 31, 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

$(000)
Balance as at January 1, 2008	1,475
Decreases based on tax positions related to the current year	(1,049)
Decreases relating to settlements with the taxing authorities	-
Decreases relating to lapses of the applicable statute of limitations	-
Balance as at December 31, 2008	426

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.

vi)	Recently Adopted Accounting Standards

i)
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007.  The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the company’s results of operations or financial position; however, the company provided additional disclosures in these consolidated financial statements.  The company will adopt SFAS 157 for non financial assets and non-financial liabilities on January 1, 2009, as required, and does not expect the provisions to have a material effect on the company’s results of operations or financial position.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.  The company’s Level 1 assets include the valuation of available-for–sale investments with no trading restrictions using a market approach based upon unadjusted quoted prices for identical assets in an active market. The company’s Level 2 assets include the valuation of convertible debenture receivable based on the discounted cash flow approach; derivatives based on the Black-Scholes model; and long-term convertible notes based on average market quoted price provided by market makers in the over-the-counter market on the balance sheet date.  The company’s Level 3 assets include the valuation of other investments as determined using a probability-based discounted cash flow approach.

	Fair market value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
		Level 1	Level 2	Level 3
Available-for-sale securities	13,376	13,376	-	-
Convertible debenture receivable	7,050	-	7,050	-
Other Investments	26,700	-	-	26,700
Derivatives	61	-	61	-
Long-term convertible debt	(111,672)	-	(111,672)	-

Total	(64,485)	13,376	(104,561)	26,700

ii)
In February 2007, FASB issued SFAS No. 159, "Fair Value Option For Financial Assets and Liabilities", which permits entities to choose to measure various financial instruments and certain other items at fair value.  The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

vii)	Impact of recently issued accounting standards

i)
In December 2007, FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements", which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date.  The effect of the adoption of this Statement to the company’s results of operations or financial position is still being determined.

ii)	In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The statement is effective for periods beginning on or after December 15, 2008.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position, until the company enters into a business combination.

iii)
In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion.  FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments.  The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.  The effect of the adoption of this Statement to the company’s results of operations or financial position is still being determined.

iv)
In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock”.  The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Issue is effective for periods beginning on or after December 15, 2008.  The effect of adopting this EITF on the company’s results of operations or financial position is still being determined.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

19	SUBSEQUENT EVENTS

(a)
In February 2009, we closed a public share offering of 5,450,000 common shares at a price of US$17.00 per share, for aggregate gross proceeds of $115,924,000 (US$92,650,000).  After deducting underwriting fees and estimated offering expenses of $6,922,000 (US$5,533,000), net proceeds were $109,002,000 (US$87,117,000).

(b)
In February 2009, Geologix Explorations Inc. elected not to exercise its option to acquire 100% interest in the San Agustin property.  As a result, the San Agustin property, which contains a resource estimate of 1.61 million ounces of indicated gold, 1.08 million ounces of inferred gold, 48.3 million ounces of indicated silver and 37.3 million ounces of inferred silver, was returned to us.

The accompanying notes are an integral part of the consolidated financial statements